September 22, 2022

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Patrick Fullem and Jennifer Angelini

Re:    TreeHouse Foods, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 15, 2022
File No. 001-32504

Dear Mr. Fullam and Ms. Angelini:

This letter is in response to the comment letter, dated August 24, 2022, addressed to Patrick O'Donnell, Interim Chief Financial Officer of TreeHouse Foods, Inc. (the “Company”), regarding the comments of the Staff of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2021 (the “2021 Form 10-K”), as referenced above.

For the convenience of the Staff, we have reproduced the text of each numbered paragraph in the comment letter and follow with our response.

We respectfully submit the following information and comments with respect to each comment contained in the comment letter.

* * * * *

General

1.We note that you provided more expansive disclosure in your 2021 Environmental, Social and Governance (ESG) Report and on your website than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2021 ESG Report and on your website.

We recognize that many of our stakeholders, including some of our stockholders, are interested in our actions and initiatives to address climate change. Accordingly, we provide climate-related disclosures in a variety of ways. In providing such disclosures, we assess applicable disclosure requirements under the U.S. securities laws and regulations, as well as additional factors such as the nature of the information, the context of the communication, and the information that is available at the time of the communication. We also consider the intended audience for our climate-related disclosures. In this regard, we recognize that our stockholders are not our only stakeholders who may be interested in this topic.

We believe our ESG Reports are our most effective means of communicating comprehensively with all of our stakeholders. At the same time, while we address topics in our ESG Report that are important to us and certain stakeholders, not all of that information is material to our business or operating results, as we stated in our 2021 ESG Report1 on the back cover page 60.

For SEC filings, such as our 2021 Form 10-K, pursuant to our disclosure controls and procedures, we consider whether the information is material to our stockholders. To the extent that any of the important climate-related information that we elect to provide in our 2021 ESG Report or elsewhere rises to the level of materiality under the U.S. securities laws and regulations and is responsive to the disclosure requirements of the applicable form and Rule 12b-20 of the Securities Exchange Act of 1934, we would include such information in the applicable SEC filing.

We believe that the 2021 Form 10-K includes all climate-related information from the 2021 ESG Report that is both material to an understanding of our business and responsive to Form 10-K disclosure requirements. With respect to future SEC filings, we will continue to monitor and evaluate whether the inclusion of additional climate-related information is appropriate at such time in response to applicable disclosure requirements, including any that result from the SEC’s current rulemaking efforts.

Risk Factors, page 11

2.Disclose any material litigation risks related to climate change and explain the potential impact to the company.

We define climate change-related litigation as a proceeding where the primary allegations depend on (a) certain climate change impacts being attributed to our operations, (b) alleged failure by us to meet any applicable legal or regulatory requirements related to climate change or (c) alleged failure by us to adequately mitigate risks to our business due to the impacts of climate change. We assess the risk of material litigation related to climate change by reviewing threatened or asserted claims against us at least quarterly, as well by monitoring trends and developments in litigation and regulation. As detailed on page 15 of our 2022 Proxy Statement, our Enterprise Risk Management (“ERM”) model, in combination with our ESG Strategy (which is overseen by our Nominating and Governance Committee), guides and informs our overall risk management approach to climate-related physical, market, and regulatory risks. Additionally, as noted on page 35 of the 2021 ESG Report, included in our ERM model is our Annual Enterprise Risk Assessment Process, to analyze the impact of identified risks on our company, business model and stakeholders. To date, we have not identified any material litigation risks related to climate change.

1    https://www.treehousefoods.com/esg/2021-esg-report/default.aspx

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

3.It appears you have identified climate-related projects in your 2021 ESG Report. Tell us how you considered providing disclosure regarding past capital expenditures for climate-related projects. Include quantitative information for the periods covered by your Form 10-K as part of your response. In addition, the disclosure on page 36 of your Form 10-K regarding capital expenditures for 2022 related to climate-related projects states that the amounts “are not expected to be material individually or in the aggregate.” Please quantify for us the amount budgeted for 2022 and for future periods.

During the three fiscal years covered by our 2021 Form 10-K, our climate-related projects related to investments in energy and water efficiency as well as waste reduction projects. Capital expenditures for climate-related projects were approximately $6 million in fiscal 2019, $9 million in fiscal 2020, and $7 million in fiscal 2021. We concluded that these capital expenditures were not material because these expenditures accounted for approximately 1% of our total operating expenses and for less than 0.25% of our net sales for each of these fiscal years.

We have budgeted an estimated $6 million in fiscal 2022 for capital expenditures for climate-related projects. We will continue to monitor our spending for climate-related projects and will report these amounts in future SEC filings, if material.

4.To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

For the reasons discussed below, we believe we have disclosed the material indirect consequences of climate-related regulation or business trends.

•decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•increased demand for goods that result in lower emissions than competing products;

At the time of the filing of the 2021 Form 10-K and at present, no material indirect consequences were identified as being relevant to our business and operations for either (a) decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources or (b) increased demand for goods that result in lower emissions than competing products. Although we have observed that consumer preference and demand are placing a greater emphasis on a product’s carbon footprint, we have not yet seen a measurable change in demand for our goods based on their carbon footprint.

•increased competition to develop innovative new products that result in lower emissions;

At the time of the filing of the 2021 Form 10-K and at present, we have not experienced material competition to develop innovative new products that result in lower emissions to address climate change.

•any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions; and

As we discuss on page 19 of the 2021 Form 10-K, any failure by us to achieve the goals and commitments we have and may in the future set with respect to reducing our impact on the environment or perception of a failure to act responsibly with respect to the environment could damage our reputation, which in turn could adversely impact our results of operations. However, as detailed on page 14 of the 2021 Form 10-K, we primarily produce private label food and beverage as opposed to branded food and beverage products; and as such, to the extent that reputation is a factor in the purchase of our products in the broader marketplace, the consumers of our products generally do not buy our products based on our reputation, but rather that of our customers, whose labels are on the products we sell.

•potential climate-related opportunities, such as the development of new products and services and the use of lower-emission sources of energy.

From time to time, we evaluate a number of climate-related opportunities. However, none of these opportunities rose to the level of materiality under the U.S. securities laws and regulations. We continue to monitor and evaluate new and emerging climate-related opportunities as they emerge.

5.We note your disclosure regarding the potential physical effects of climate change on pages 13 and 18. Please further discuss the physical effects of climate change on your operations and results, such as weather-related damages to your property or operations, and weather-related impacts on the cost or availability of insurance. Include quantitative information with your response for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods. In addition, please tell us how you considered disclosing the potential for indirect weather-related impacts that have affected or may affect your major customers.

Our 2021 Form 10-K discusses the significant physical effects of climate change on our operations and results. As detailed on pages 28 and 30 of our 2021 Form 10-K, the Company identified and disclosed severe winter weather in certain regions of the U.S. during the first quarter of 2021 as an adverse impact to our results of operations. This severe weather led to an increase in operational costs of approximately $6.5 million compared to 2020 primarily as a result of plant down time and increased transportation costs. There were no significant weather-related impacts to our property or operations in 2020 and 2019.

With respect to our insurance, our deductible on our property insurance is less than 0.1% of our total operating expenses in each of fiscal years 2021, 2020, and 2019. We did not meet this deductible threshold for property damage related to weather-related events in any of these three years. Additionally, we have not experienced material changes to the cost or availability of insurance—which has accounted for about 1% of our operating expenses during each of the past three fiscal years—due to weather-related damages, in part due to the majority of our North American operations being located in the Midwest and Northeast, which have not had the same physical effects from coastal flooding, hurricanes, and wildfires as the Atlantic, Gulf, and West Coast. We currently do not expect to meet the deductible threshold for property damage in fiscal 2022, and we expect the amount we pay for insurance to be in line with prior year amounts.

We will continue to monitor these weather-related expenses and will report these amounts in future SEC filings, if material.

As to our major customers, we follow our established ERM model for identifying and managing risks in our business, operations and value chain, including risks that arise from weather-related impacts that may affect our major customers. This model includes our risk matrix for identifying risks to our business, ranking those risks, and setting plans and targets to monitor and mitigate them. Through this process, we have not identified any potential for indirect weather-related impacts that have or may materially affect our major customers.

6.We note your disclosure on page 19 regarding the costs of compliance with legal requirements related to climate change. Tell us about and quantify any compliance costs related to climate change for the last three fiscal years and explain whether increased amounts are expected to be incurred in future periods.

We interpret “costs of compliance with legal requirements related to climate change” to mean the necessary costs we have incurred to comply with national and local environmental laws, pertaining specifically to climate change impacts, in the United States and in foreign countries in which we do business. These costs were less than 1% of our total operating expenses in each of fiscal years 2019, 2020, and 2021. We currently expect to spend an amount in line with prior year amounts in fiscal year 2022 for costs of compliance with legal requirements related to climate change, which is not material to our operations. We will continue to monitor these costs and will report these amounts in future SEC filings, if material.

7.If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Provide us with quantitative information regarding your purchase or sale of carbon credits or offsets during the last three fiscal years and amounts budgeted for future periods.

To date, we have not purchased or sold carbon credits or offsets. While we are evaluating our future use of carbon credits and offsets, we do not expect that future purchases of carbon credits or offsets will materially affect our business, financial condition or results of operations.

* * * * *

If you require additional information or have any questions, please call me at (708) 483-1300.

Sincerely,

/s/ Patrick O’Donnell
Patrick O'Donnell
Interim Chief Financial Officer
TreeHouse Foods, Inc.

cc:    Steven Oakland, Chief Executive Officer and President, TreeHouse Foods, Inc.
Kristy Waterman, Executive Vice President, Chief Human Resources Officer, General Counsel, and Corporate Secretary, TreeHouse Foods, Inc.
Mark Hunter, Chair of the Audit Committee of the Board of Directors, TreeHouse Foods, Inc.
Susan Kurowksi, Deloitte & Touche LLP
Elizabeth Ising, Gibson, Dunn & Crutcher LLP